1. Name and Address of Reporting Person
   Pate, James L.
   55 East Camperdown Way
   Post Office Box 1028
   Greenville, SC 29602-1028
2. Issuer Name and Ticker or Trading Symbol
   Bowater Incorporated (BOW)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   11/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+---------------------------------+----------+-------------+-----------------------------+----------------+-----------+------------+
|1. Title of Security             |2. Trans- |3. Trans-    |4. Securities Acquired (A)   |5. Amount of    |6. Owner-  |7. Nature   |
|                                 |   action |   action    |   or Disposed of (D)        |   Securities   |   ship    |   of In-   |
|                                 |   Date   |   Code      |                             |   Beneficially |   Form:   |   direct   |
|                                 |          |             |                             |   Owned at     |   Direct  |   Bene-    |
|                                 |  (Month/ |             |                             |   End of       |   (D) or  |   ficial   |
|                                 |   Day/   +-------+-----+-----------+------+----------+   Month        |   Indirect|   Owner-   |
|                                 |   Year)  |Code   |V    |Amount     |A/D   |Price     |                |   (I)     |   ship     |
+---------------------------------+----------+-------+-----+-----------+------+----------+----------------+-----------+------------+
Common Stock                       11/01/2002 P             500         A      $32.9000   1500             D
Common Stock                       11/01/2002 P             100         A      $32.9000   100 <F1>         I           By Wife
Common Stock                       11/01/2002 P             100         A      $32.9000   100              I           By Trust 1
Common Stock                       11/01/2002 P             100         A      $32.9000   100              I           By Trust 2
Common Stock                       11/01/2002 P             100         A      $32.9000   100              I           By Trust 3
Common Stock                       11/01/2002 P             100         A      $32.8900   100              I           By Trust 4

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+-------------+--------+----------+---------+-----------+---------------------+----------------+----------+--------+-------+-------+
|1.           |2.      |3.        |4.       |5.         |6.                   |7.              |8.        |9.      |10.    |11.    |
|             |        |          |         |           |                     |                |          |Number  |Owner- |       |
|             |        |          |         |           |                     |                |          |of      |ship   |       |
|             |        |          |         |           |                     |                |          |Deriv-  |Form of|       |
|             |        |          |         |           |                     |Title and Amount|          |ative   |Deriv- |       |
|             |        |          |         |           |                     |of Underlying   |          |Secur-  |ative  |Nature |
|             |Conver- |          |         |Number of  |                     |Securities      |          |ities   |Secur- |of     |
|             |sion or |          |         |Derivative |Date Exercisable     +-------+--------+          |Benefi- |ity:   |In-    |
|             |Exercise|          |         |Securities |and Expiration Date  |       |Amount  |          |cially  |Direct |direct |
|             |Price of|Transac-  |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned   |(D) or |Bene-  |
|Title of     |Deriv-  |tion Date |tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |at End  |In-    |ficial |
|Derivative   |ative   |(Month/   +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|of      |direct |Owner- |
|Security     |Security|Day/Year) |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |Month   |(I)    |ship   |
+-------------+--------+----------+------+--+-----+-----+----------+----------+-------+--------+----------+--------+-------+-------+
Stock Option   $40.625                                              01/27/2009 Common                      1500     D
(right to buy)                                                                 Stock
Stock Option   $42.9375                                             02/26/2007 Common                      1000     D
(right to buy)                                                                 Stock
Stock Option   $48.19                                               05/09/2011 Common                      20000    D
(right to buy)                                                                 Stock
Stock Option   $49.5625                                             01/28/2008 Common                      1000     D
(right to buy)                                                                 Stock
Stock Option   $50.8438                                             01/26/2010 Common                      2000     D
(right to buy)                                                                 Stock
Stock Option   $52.9                                                01/31/2011 Common                      2000     D
(right to buy)                                                                 Stock
Phantom Stock  $0 <F2>  <F2>       A         68.95        <F2>       <F2>      Common  68.95    $0.0000    4017.76  D
 Units <F2>                                                                Stock

Explanation of Responses:

<F1>
The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
<F2>
These phantom stock units were allocated under the Deferred Compensaton Plan For Outside Directors (the "Directors Plan") on various dates during 2002 at prices ranging from $31.00 to $55.79 per share. The Directors Plan provides for settlement of the phantom stock units in cash, Company common stock (on a 1-for-1 basis), or a combination of the two following the director's ceasing to be an outside director of the Company.

SIGNATURE OF REPORTING PERSON
/s/ William A. McCormick

DATE
11/04/2002